Exhibit 99.1

Tremor International Enters into an Agreement to Acquire Amobee, Significantly Increasing its Global
Market Share

Acquisition is expected to create one of the most compelling and scaled CTV and video end-to-end platforms in the market

Transaction expands Tremor International’s self-service DSP, CTV, and video reach, while creating new technology and partnership opportunities, including the ability to integrate major linear capabilities

Acquisition is expected to drive accretive financial growth within first twelve months of completion

Company to host conference call at 6:00 AM/PT, 9:00 AM/ET, and 2:00 PM/BST on July 26, 2022

NEW YORK, July 25, 2022 -- Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in Video, Data, and Connected TV (“CTV”) advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today announces that it has entered into a definitive agreement to acquire Amobee for a total consideration of $239 million, subject to adjustments (the “Transaction”). The Company intends to satisfy the consideration through a combination of existing cash resources and a new $100 million debt facility it expects to obtain prior to closing the Transaction. As of June 30, 2022, the Company had a net cash balance of approximately $360 million. Additionally, the Company also expects to obtain an approximately $50 million revolving credit facility which, along with existing surplus cash resources, is available for future strategic investments and initiatives. The Transaction is expected to close in the third quarter of 2022, subject to customary closing conditions including regulatory approval or the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”).

Amobee is a leading global advertising platform that optimizes outcomes for advertisers and media companies, improves consumer experiences, and optimizes cross channel performance across linear, Connected TV, and digital media, while driving customer growth through detailed analytics and reporting.  Amobee serves over 500 customers globally and operates across three core business segments: Omnichannel Demand Side Platform (“DSP”), Amobee Advanced TV Platform, and Email Marketing Platform. Through the Transaction, Tremor will acquire Amobee’s Omnichannel Demand Side Platform and Advanced TV Platform but will not acquire its Email Marketing Platform and related current and historical liabilities, which is expected to remain with the Seller, Amobee Group Pte. Ltd.

“The acquisition of Amobee is expected to build upon Tremor International’s growth strategy and proven track record of successfully integrating companies that enhance and expand the capabilities and scale of its data-driven end-to-end technology and business platform, focused on CTV and video,” said Ofer Druker, Tremor International’s Chief Executive Officer. “Amobee would add several capabilities including campaign execution across linear and digital channels within a single platform. Additionally, the Transaction would fulfill our strategy to add significant global scale and self-service growth to our demand side platform, increase our US and international customer reach and data footprint, and drive more advertiser spend to our SSP, Unruly. We’ve recently achieved a number of important milestones that we believe will further scale and differentiate our platform including the agreement to acquire Amobee and deepening our strategic relationship with VIDAA through a $25 million investment, which combined is expected to generate long-term value for our shareholders.”

Strategic Rationale

Accretive financial growth expected within first twelve months of completion, largely across Tremor International’s DSP business: For the twelve months ended June 30, 2022, Amobee generated preliminary unaudited Contribution ex-TAC of approximately $150 million, excluding the results from Amobee’s Email Marketing Platform, which would reflect a significant addition to Tremor’s platform

Would significantly enhance technology offering and business footprint across Tremor’s core growth drivers including self-service DSP, performance capabilities, CTV, and data, while also adding new insight tools, and linear TV capabilities

Would expand Tremor’s US and international presence and reach: Amobee currently serves over 500 customers globally, including Fortune 500 brands, and maintains strong relationships with some of the world’s leading media partners

Would grow and enhance talent across the Company with additional experienced and capable industry experts that will join the Tremor International team

The combined Company seeks to benefit from meaningful annual run-rate operating cost synergies

Would build upon Tremor’s proven track record of successfully integrating acquisitions to drive growth, scale, and long-term value for shareholders at attractive valuations

Transaction and Financing Details

•
For the twelve months ended June 30, 2022, Amobee generated preliminary unaudited Contribution ex-TAC of approximately $150 million and adjusted EBITDA of approximately ($22) million, each excluding results from Amobee’s Email Marketing Platform

•
Purchase price of $239 million, subject to adjustments, is intended to be satisfied through a combination of existing cash resources and a new $100 million debt facility expected to be obtained prior to closing the Transaction

•
Transaction expected to close during Q3 2022 subject to customary closing conditions including regulatory approval or the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), and is not subject to approval by Tremor’s shareholders

•	RBC Capital Markets acted as the lead financial advisor while Naschitz, Brandes, Amir & Co. and Pillsbury Winthrop Shaw Pittman LLP provided legal counsel to Tremor on the transaction

Webcast and Conference Call Details

•	Ofer Druker, Chief Executive Officer, and Sagi Niri, Chief Financial Officer, will host a conference call to discuss the acquisition announcement with the financial community
•	July 26, 2022, at 6:00 AM/PT, 9:00 AM/ET, and 2:00 PM/BST
•	Webcast Link: https://edge.media-server.com/mmc/p/piq8ujbn
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (833) 630-1956
•	UK Participant Toll-Free Dial-In Number: +44 80 8238 9064
•	INTERNATIONAL Participant Dial-In Number: (412) 902-6516

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share.

In this press release, we disclose unaudited, non-IFRS financial measures of Amobee, consisting of Contribution ex-TAC and adjusted EBITDA. Contribution ex-TAC is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Adjusted EBITDA is defined as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. These definitions are consistent with how we define such terms. These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. However, a reconciliation of Amobee’s non-IFRS financial measures is not currently available, and these measures are being provided to investors for informational purposes only.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions, and long-term value for our shareholders; cost synergies and the timing thereof; the anticipated timing of closing of the acquisition, and impact on cash balance; and methods the Company will use to finance the transaction, including the timing and availability of debt financing. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against the Company, Amobee or the combined company; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of the Company and on the Company’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political, regulatory or world health conditions (including new or ongoing effects of the COVID-19 pandemic); future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments. Tremor cautions you not to place undue reliance on these forward-looking statements. A further description of risks and uncertainties related to the Company can be found in its most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.